EXHIBIT (99)B

Code of Ethics for Senior Officers and Finance Associates

In my role as a Senior Officer or Finance Associate at Ecolab, I have adhered to and advocated to the best of my knowledge and ability the following principles and responsibilities governing professional conduct and ethics:

1.     Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

2.     Provide information that is full, fair, accurate, complete, objective, relevant, timely and understandable, including in and for reports and documents that the Company files with, or submits to, the SEC and other public communications made by the Company.

3.     Comply with all applicable laws, rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

4.     Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgement to be subordinated.

5.     Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.  I acknowledge that confidential information acquired in the course of business in not to be used for personal advantage.

6.     Proactively promote ethical behavior among my associates at the Company and as a responsible partner with industry peers and associates.

7.     Maintain control over and responsibly manage all assets and resources employed or entrusted to me by Ecolab.

8.     Adhere to and promote this Code of Ethics.

This Code of Ethics is intended to supplement the Ecolab Code of Conduct and company policies regarding ethical practices in the finance area.  All procedures for upholding, enforcing, and complying with the Code of Conduct are also applicable to this Code of Ethics.  The Ecolab Law Department should be asked to help interpret or apply this Code as required.